Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We hereby consent to the inclusion in Amendment no. 3 to the Registration Statement on Form S-1 of Hall Chadwick Acquisition Corp II of our report dated April 21, 2026, relating to the financial statements of Hall Chadwick Acquisition Corp II as of March 11, 2026, and for the period February 12, 2026 (inception) through March 11, 2026 which report expresses an unqualified opinion and includes an explanatory paragraph relating to a substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

We are a registered public accounting firm registered with the Public Company Accounting Oversight Board (United States).

/s/ Pipara & Co LLP (6841)

Delhi, India

October 13, 2026